SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers' Id. (CNPJ/MF): 02.558.154/0001 -29
Company Registry No. (NIRE): 3130002551-9
(Publicly-held Company)

MATERIAL FACT

In compliance with the provisions of article 157 of Law No. 6404/76 and CVM Instructions 358/02 and 449/07, Tele Norte Celular Participações S.A. (“Tele Norte Participações”) hereby informs that, on December 20, 2007, Vivo Participações S.A., through its Investor Relations Officer, published the following material fact, wholly reproduced below:

“Vivo Participações S.A. (“Vivo Participações”) in accordance with the terms of Instruction CVM 358 of 01/03/02 announces that it has signed today, a stock purchase agreement (the “Stock Purchase Agreement”) with Telemar Norte Participações”) which Telpart Participações S.A. (“Telpart”) undertook to sell and transfer to Vivo Participações S.A. under the terms of the stock purchase agreement dated as of August 02, 2007 ( the “Original Agreement ), in order to sell the shares of Tele Norte Celular Participações S.A. (“Tele Norte”).

Vivo Participações S.A. clarifies that the decision of the Company’s Administration related to the execution of the Stock Purchase Agreement, is based on the facts that the “Agência Nacional de Telecomunicações – ANATEL” approved the acquisition of the shares of Telemig Celular Participações by means of act nº 68.401, of November 06, 2007, however the approval of the acquisition of shares of Tele Norte Participações is still pending, as well as that the Original Agreement sets forth the jointly acquisition by Vivo Participações of shares of Telemig Participações S.A and Tele Norte Participações. Therefore, with the sale of shares of Tele Norte Participações, the Company believes that can resolve eventual regulatory issues that may be impacting in the consideration by ANATEL of the acquisition of shares of Tele Norte Participações, and facilitate the closing of the transaction agreed with Telpart.

As it is publicly known, Tele Norte Participações is the holding of Amazônia Celular S.A (“Amazônia Celular”), which is the SMP provider in Area 8 of Region 1 of the Plano Geral de Autorizações of the SMP that covers the States of Amazonas, Roraima, Amapá, Pará and Maranhão.

The sale to Telemar Norte Leste S.A. was agreed to be made by the amount of R$120.009.893,00(one hundred and twenty million, nine thousand eight hundred ninety three reais) and is subject to the accrual set forth in the Stock Purchase Agreement and that is equivalent to the price paid by Vivo Participações for the same shares under the terms of the Original Agreement, which shall be consummated as soon as certain conditions precedent set forth in the Stock Purchase Agreement are implemented, including the approval of the transaction by ANATEL.”

The Management of Tele Norte Participações also informs that it will keep the market informed of any further information on this matter.

Belo Horizonte, December 24, 2007.

André Machado Mastrobuono
Investor Relations Officer
Tele Norte Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.